                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of April, 2003

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
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                 (Translation of registrant's name into English)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                              Form 20-F    X           Form 40-F   ________
                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                                   Yes:  _____             No:    X
                                                                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

Relevant Event dated April 8, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       API ELECTRONICS GROUP INC.
                                       (Formerly Investorlinks.com Inc.)

Date:  April 11, 2003                  By: /s/  Jason DeZwirek
       --------------                      ----------------------------------
                                       Jason DeZwirek, Chairman of the Board,
                                       Executive V.P., Secretary and Director

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                                     FORM 27
                            Securities Act (Ontario)

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1.    Reporting Issuer:

      API Electronics Group Inc.
      505 University Avenue
      Suite 1400
      Toronto, Ontario
      M5G 1X3

2.    Date of Material Change:

      April 8, 2003

3.    Publication of Material Change:

      Press Release issued on April 8, 2003.

4.    Summary of Material Change:

      See paragraph 5 below.

5.    Full Description of Material Change:

      API Electronics Group Inc. ("API") reported revenues for the three-month period December 1, 2002 to February 28, 2003 of US$2,079,171, a 15.3% increase over revenues in the second quarter of fiscal 2003, and a 205% increase over the comparable period in fiscal 2002. Also, API announced orders booked during Q3 of fiscal year 2003 were US$2,335,000. API has a May 31 year-end.

6.    Senior Officer:

      Jason DeZwirek
      Chairman
      Telephone: 416-593-3000

      I, Jason DeZwirek, Chairman, certify that the foregoing accurately discloses the material change referred to herein.

      Signed at Toronto, Ontario this 11/th/ day of April, 2003.

                                             "Jason DeZwirek"

                                             _____________________________
                                             Jason DeZwirek, Chairman
                                             API Electronics Group Inc.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.